UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)* AeroGrow International, Inc.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 00768M103
(CUSIP Number)
Jervis B. Perkins AeroGrow International, Inc. 6075 Longbow Drive, Suite 200 Boulder, CO 80301 (303) 444-7755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00768M103	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Jervis B. Perkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF		7	SOLE VOTING POWER 2,008,000
SHARES BENEFICIALLY OWNED BY		8	SHARED VOTING POWER 0
EACH REPORTING PERSON		9	SOLE DISPOSITIVE POWER 2,008,000
WITH		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.94%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Jervis Perkins (the “Reporting Person”) on July 10, 2009.  This Amendment No. 1 is being filed as a result of the information in Items 2-7 below, in order to reflect an increase in the Reporting Person’s beneficial ownership resulting from the vesting of stock options and the issuance of warrants to purchase common stock.  There were no material changes to the information provided in Item 1 of the Reporting Person’s Original Schedule 13D.

Item 2 - Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(f) This statement on Schedule 13D is filed by Jervis B. Perkins, a United States citizen. The address of the Reporting Person is 6075 Longbow Drive, Suite 200, Boulder, Colorado, 80301.  Mr. Perkins resigned from his position as President and Chief Executive Officer of the Issuer effective January 15, 2010, but continues to serve as a director of the Issuer.  The Issuer’s address is 6075 Longbow Drive, Suite 200, Boulder, Colorado, 80301. During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On June 30, 2009, the Reporting Person used a combination of sources to purchase 202 shares of the Issuer’s Series A Preferred Stock (the “Series A Stock”) and a warrant to purchase 101 shares of Series A Stock (the “Series A Warrant”). The Reporting Person paid $67,000 in personal funds to partially fund the transaction. Additionally, the Reporting Person agreed to convert $100,000 in existing obligations and $35,000 in back wages owed to the Reporting Person by the Issuer into Series A Stock and the Series A Warrant, for an aggregate purchase price of $202,000.

On August 28, 2009, the Reporting Person advanced $25,000 to the Issuer pursuant to a Promissory Note (“August 2009 Bridge Loan”).  In conjunction with this transaction, the Issuer issued warrants to purchase 25,000 shares of common stock to the Reporting Person.

On October 30, 2009, the Reporting Person advanced $50,000 to the Issuer pursuant to a Promissory Note (“October 2009 Bridge Loan”).  In conjunction with this transaction, the Issuer issued warrants to purchase 50,000 shares of common stock to the Reporting Person.

On September 10, 2009, the Reporting Person received a grant of stock options to purchase an additional 50,000 shares of common stock at $0.12 per share.  The stock options vest quarterly over a two-year period.  As of March 10, 2010, the Reporting Person held vested options to purchase 412,500 shares of common stock, an increase of 63,334 shares over that reported in the Original Schedule 13D.

Item 4 - Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(i) The purpose of the June 30, 2009 transaction was to acquire the Series A Stock and Series A Warrant.   Each Series A Warrant has a term of five (5) years with an exercise price of $1,250 per share.  The Reporting Person may exercise the Series A Warrant at any time.  At the election of the Reporting Person, each share of Series A Stock is convertible into 5,000 shares of the Issuer’s common stock, subject to customary anti-dilution adjustments.  The holders of the Series A Stock, in aggregate, are entitled to appoint three (3) directors to the board of directors of the Issuer.  In connection with the transactions, the Issuer amended its bylaws to render the Nevada control share statute inapplicable to the Issuer.  The holders of Series A Stock are entitled to vote alongside the holders of the Issuer’s common stock on an as-converted-to common stock basis.  The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.  The holders of the Series A Stock, in aggregate and voting as a separate class, are entitled to vote on certain corporate transactions of the Issuer including, without limitation, any amendments to the Issuer’s bylaws or articles of incorporation and the creation of any equity securities senior to the Series A Stock.  The description of the terms of the Series A Stock are qualified in their entirety by reference to the Issuer’s Certificate of Designations filed with the Nevada Secretary of State on June 29, 2009 (which is included as Exhibit A to this Schedule 13D and is incorporated by reference into this Item 4).  The description of the terms of the Series A Warrant are qualified in their entirety by reference to the Issuer’s Form of Series A Preferred Stock Warrant (which is included as Exhibit B to this Schedule 13D and is incorporated by reference into this Item 4).

The purpose of the August 28, 2009 and October 30, 2009 transactions was to provide the two Bridge Loans to the Issuer and to acquire the warrants to purchase common stock.  Each of the warrants has a five-year term and an exercise price of $0.25 per common share.

Item 5 - Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number of shares of common stock of the Issuer the Reporting Person beneficially owns is 2,008,000, including shares of common stock issuable upon conversion of the 202 shares of Series A Stock, 101 shares of Series A Stock underlying the Series A Warrant, 412,500 stock options to purchase common stock currently exercisable or exercisable within 60 days hereof, warrants to purchase 75,000 shares of common stock, and 5,500 shares held directly.  The aggregate number of shares of the Issuer’s common stock that the Reporting Person beneficially owns represents 13.94% of the Issuer’s outstanding common stock after exercise of the Series A Warrant and conversion of the Series A Stock based on 12,398,249 shares of such common stock outstanding, 7,586 shares of Series A Stock outstanding, and warrants to purchase 4,164 shares of Series A Stock outstanding.  As of December 31, 2009, the Issuer had 12,398,249 shares of common stock outstanding, 7,586 shares of Series A Stock outstanding, and warrants to purchase 4,164 shares of Series A Stock outstanding.

(b) The Reporting Person has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c) On June 30, 2009, the Reporting Person entered into a privately-negotiated agreement with the Issuer pursuant to which the Reporting Person acquired 202 shares of Series A Stock and a Warrant to purchase 101 shares of Series A Stock.  The Reporting Person paid $1,000 per share of Series A Stock and received a warrant to purchase 0.5 shares of Series A Stock, exercisable at $1,250 per share for each share of Series A Stock purchased.

On August 28, 2009, the Reporting Person advanced $25,000 to the Issuer pursuant to the August 2009 Bridge Loan.  In conjunction with this transaction, the Issuer issued warrants to purchase 25,000 shares of common stock to the Reporting Person.  Each of the warrants has a five-year term and an exercise price of $0.25 per common share.

On October 30, 2009, the Reporting Person advanced $50,000 to the Issuer pursuant to the October 2009 Bridge Loan. In conjunction with this transaction, the Issuer issued warrants to purchase 50,000 shares of common stock to the Reporting Person.  Each of the warrants has a five-year term and an exercise price of $0.25 per common share.

On September 10, 2009, the Reporting Person received a grant of stock options to purchase an additional 50,000 shares of common stock at $0.12 per share.  The stock options vest quarterly over a two-year period.  As of March 10, 2010, the Reporting Person held vested options to purchase 412,500 shares of common stock, an increase of 63,334 shares over that reported in the Original Schedule 13D.

(d) The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.

(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On June 30, 1009, the Reporting Person and the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, the Issuer agreed to grant certain registration rights on the shares of common stock underlying the Series A Stock to the Reporting Person.  The description of the terms of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement (which is included as Exhibit C to this Schedule 13D and is incorporated by reference into this Item 6).

On August 28, 2009, the Reporting Person advanced $25,000 to the Issuer pursuant to the August 2009 Bridge Loan.  The August 2009 Bridge Loan is unsecured and subordinated, and bears interest at 15% per annum.  In conjunction with this transaction, the Issuer issued warrants to purchase 25,000 shares of common stock to the Reporting Person.  Each of the warrants has a five-year term and an exercise price of $0.25 per common share.  The description of the terms of the August 2009 Bridge Loan and of the warrants is qualified in their entirety by reference to the Form of Promissory Note (Bridge Loan) and the Form of Warrant Agreement (which are included as Exhibit D and E to this Schedule 13D and are incorporated by reference into this Item 6).

On October 30, 2009, the Reporting Person advanced $50,000 to the Issuer pursuant to the October 2009 Bridge Loan.  The October 2009 Bridge Loan is unsecured and subordinated, and bears interest at 15% per annum.  In conjunction with this transaction, the Issuer issued warrants to purchase 50,000 shares of common stock to the Reporting Person.  Each of the warrants has a five-year term and an exercise price of $0.25 per common share.  The description of the terms of the October 2009 Bridge Loan and of the warrants is qualified in its entirety by reference to the Form of Promissory Note (Bridge Loan) and the Form of Warrant Agreement (which are included as Exhibits D and E to this Schedule 13D and are incorporated by reference into this Item 6).

On September 10, 2009, the Reporting Person received a grant of stock options to purchase an additional 50,000 shares of common stock at $0.12 per share.  The stock options vest quarterly over a two-year period.  As of March 10, 2010, the Reporting Person held vested options to purchase 412,500 shares of common stock, an increase of 63,334 shares over that reported in the Original Schedule 13D.  A Form of Stock Option Agreement has been included as Exhibit F to this Schedule 13D.

Item 7 - Material to Be Filed as Exhibits

A.  Certificate of Designations (incorporated by reference to Exhibit 3.7 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

B.  Form of Series A Preferred Stock Warrant (incorporated by reference to Exhibit 4.19 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

C.  Investor Rights Agreement (incorporated by reference to Exhibit 4.20 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

D.  Form of Promissory Note (Bridge Loan) (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009).

E.  Form of Common Stock Warrant (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K, filed September 5, 2007).

F.  Form of Stock Option Agreement (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed March 7, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2010	By:	/s/ Jervis B. Perkins
Jervis B. Perkins
Director

Attention:  Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)